08030873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Charleston Road
(No. and Street)

Mountain View	California	94043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson — (816) 340-3050
(Area Code — Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Washington, DC
111

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 02 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TABLE OF CONTENTS

American Century Brokerage, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/28/2008

Signature Date

Financial Operations Principal

Title

Debby L. Herman

Notary Public

DEBBY L. HERMAN
Notary Public-Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires: Dec. 22, 2011
Commission # 07539770

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INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
February 25, 2008

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 6,729,517
Receivable with clearing broker	229,613
Prepaid expenses and other assets	159,200
Deposit with clearing broker	100,000
Income taxes receivable from ACC	94,498
Deferred income taxes	31,722
TOTAL	$ 7,344,550

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Intercompany payable to ACIM	$ 438,512
Accrued salaries and benefits	280,775
Deferred income taxes	24,375
Accounts payable and accrued expenses	3,234
Total liabilities	746,896
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized 75,000 shares outstanding 1,000 shares	1,000
Additional paid-in capital	24,948,768
Accumulated deficit	(18,352,114)
Total stockholder's equity	6,597,654
TOTAL	$ 7,344,550

See notes to financial statements.

American Century Brokerage, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 2,724,451
Dividends and interest	420,281
Other income	90,683
Total revenues	3,235,415
EXPENSES:	
Administrative service fees from ACC or its Affiliates	2,573,635
Salaries and benefits	1,409,874
Commission fees	892,070
Clearing broker fees	713,465
General and administrative	214,272
Professional fees and outside services	22,698
Total expenses	5,826,014
LOSS BEFORE INCOME TAX BENEFIT	(2,590,599)
INCOME TAX BENEFIT	932,480
NET LOSS	$(1,658,119)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE—January 1, 2007	$1,000	$24,948,768	$(16,693,995)	$ 8,255,773
Net loss	—	—	(1,658,119)	(1,658,119)
BALANCE—December 31, 2007	$1,000	$24,948,768	$(18,352,114)	$ 6,597,654

See notes to financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(1,658,119)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes, net	(6,080)
Changes in:	
Intercompany payable to ACIM	45,128
Income taxes due to/from ACC	21,932
Accounts payable and accrued expenses	3,234
Accrued salaries and benefits	(3,500)
Receivable from clearing broker	(55,803)
Prepaid expenses	(74,267)
Net cash flows used in operating activities	(1,727,475)
CASH AND CASH EQUIVALENTS — Beginning of year	8,456,992
CASH AND CASH EQUIVALENTS — End of year	$ 6,729,517

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – American Century Brokerage, Inc. (the "Company") is a registered broker-dealer and wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is to provide brokerage services to its customers on a fully disclosed basis.

The Company introduces its customers to another broker/dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received. It does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of the Rule.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and Cash Equivalents – The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund in the amount of $6,729,517 as of December 31, 2007.

Deposit With Clearing Broker – The deposit with clearing broker is required pursuant to the Company's contract with its clearing broker.

Commissions – Commissions revenue and related clearing expense are recorded on a trade date basis as securities transactions occur.

Dividends and Interest – The Company records dividends and interest income on the accrual basis. Dividend income in the amount of $358,980 as of December 31, 2007, consists of distributions from an investment in a money market mutual fund that is managed by an affiliate of the Company.

Administrative Service Fees from ACC or its Affiliates – Expenses include fees owed for administrative services performed by the Administrative Agent, American Century Services, LLC. The Administrative Agent provides certain administrative services to ACC. The actual costs of these information technology, human resources, and corporate overhead services are allocated to the Company as a proportionate share. In addition, the Administrative Agent allocates a space usage fee to the Company. The fee is equal to the actual rental expense incurred by the Administrative Agent for the office space occupied by the employees of the Company. Also included are licensing fees the Company pays for use of certain trademarks and trade names.

Income Taxes – The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2007.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. With the issuance of FASB Staff Position No. FIN 48-2 in February 2008, the FASB delayed the effective date for FIN 48 for certain nonpublic enterprises until fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the date of effectiveness. Management is currently evaluating what impact the adoption of this interpretation will have on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," which is effective for fiscal years beginning after November 15, 2007. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Management is currently evaluating what impact the adoption of this interpretation will have on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities – including an Amendment of FASB Statement No. 115," which is effective for fiscal years beginning after November 15, 2007. The statement allows companies to elect a valuation based on fair value for certain financial assets and liabilities. Subsequent changes in fair value are reported in earnings. Management is currently evaluating what impact the adoption of this interpretation will have on the Company's financial statements.

2. EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Savings Plan – Substantially all employees are covered under a Profit Sharing and 401(k) Savings Plan offered by ACC or its other wholly owned subsidiaries. Plan related expenses totaled $136,616 for the year ended December 31, 2007 and are included in salaries and benefits expense. As of December 31, 2007, accrued plan related expenses were $119,192 and are included in accrued salaries and benefits.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital of the greater of $250,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $6,057,644 as of December 31, 2007, which was $5,807,644 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 as of December 31, 2007.

4. GUARANTEES

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company who are unable to satisfy the terms of their contracts. The potential for the Company to be required to make material payments under this agreement is remote. Accordingly, no liability is recorded on the statement of financial condition for this guarantee.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* the fair value of each class of financial instruments is disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale. The Company's financial instruments include cash and cash equivalents. The estimated fair value of such financial instruments at December 31, 2007 approximate their carrying value as reflected in the statement of financial condition.

6. INCOME TAXES

The income tax benefit for the year ended December 31, 2007, comprises the following:

Current income taxes	$(926,400)
Deferred income taxes	(6,080)
Income tax benefit	$(932,480)

A reconciliation of the income tax benefit at the statutory federal rate (35%) to the benefit included in the accompanying statement of operations is as follows:

Benefit at federal statutory rate	$(906,710)
State and other income tax benefit, net of federal benefit	(25,770)
Income tax benefit	$(932,480)

As of December 31, 2007, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 23,395
Accrued vacation	8,327
Total deferred tax assets	31,722
Prepaid expenses	(24,375)
Total deferred tax liability	(24,375)
Net deferred income taxes	$ 7,347

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COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2007

Stockholder's equity	$6,597,654
Prepaid expenses and other assets	(159,200)
Income taxes receivable from ACC	(94,498)
Deferred tax assets	(31,722)
Total non-allowable assets	(285,420)
Less fidelity bond deductible	(120,000)
Net capital before haircuts	6,192,234
Less haircuts on money market mutual fund	(134,590)
Net capital	$6,057,644
Aggregate indebtedness	$746,896
Minimum net capital requirement — greater of $250,000 or 6⅔% of aggregate indebtedness	$250,000
Excess net capital	$5,807,644
Ratio of aggregate indebtedness to net capital	.12 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company on January 25, 2008 in Part IIA of its unaudited Form X-17A-5 as of December 31, 2007.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2007

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 25, 2008

To the Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

In planning and performing our audit of the financial statements of American Century Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Kansas City, Missouri

END

Notes